Exhibit 4.6

AMENDMENT NO. 1

TO THE

MF GLOBAL LTD.

EMPLOYEE STOCK PURCHASE PLAN

AMENDMENT NO. 1 TO THE MF GLOBAL LTD. EMPLOYEE STOCK PURCHASE PLAN this (“Amendment”), effective as of January 4, 2010 (the “Effective Date”), by MF Global Holdings Ltd., a Delaware corporation (“MFG Delaware”) and, before changing its place of incorporation from Bermuda to the State of Delaware, MF Global Ltd., a Bermuda exempted company (said Bermuda company and, upon such change, said Delaware corporation, the “Company”), amends the MF Global Ltd. Employee Stock Purchase Plan (the “Plan”).

WITNESSETH:

WHEREAS, in compliance with applicable law, the Company changed its jurisdiction of incorporation from Bermuda to the State of Delaware (the “Domestication”) and, upon completion of the Domestication, changed its legal name from MF Global Ltd. to MF Global Holdings Ltd.;

WHEREAS, the Company maintains the Plan;

WHEREAS, pursuant to Section 15 of the Plan, the Company reserved the right to amend the Plan in whole or in part from time to time by action of the Board of Directors of the Company (the “Board”); and

WHEREAS, in accordance with the December 10, 2009 resolutions of the Board, the Company desires to amend certain provisions of the Plan to reflect the Domestication on the terms and conditions set forth below.

NOW, THEREFORE, pursuant to Section 15 of the Plan, the Plan is hereby amended, effective as of the Effective Date, as follows:

1. Capitalized Terms. Capitalized terms that are not defined in this Amendment shall have the meanings ascribed thereto in the Plan, except as otherwise provided herein.

2. Definitions. The below referenced definitions in Section 2 of the Plan are hereby amended and replaced in their entirety in accordance with the following definitions:

“ (a) “Company” means MF Global Holdings Ltd., a Delaware corporation.”

“ (m) “Plan” means this MF Global Holdings Ltd. Employee Stock Purchase Plan, as it may be amended from time to time.”

“ (p) “Shares” means the Common Stock, par value $1.00 per share, of the Company.”

3. Shareholder. References to “shareholder” or “shareholders” of the Company in the Plan shall mean “stockholder” or “stockholders”, respectively, of MFG Delaware.

4. Certificates. Until surrendered and exchanged, each certificate delivered to a Participant pursuant to Section 8(e) of the Plan and evidencing outstanding Shares immediately prior to the Effective Date shall, for all purposes of the Plan and the Shares, continue to evidence the identical amount and number of outstanding Shares at and after the Effective Date. After the Effective Date, the Company may make such modifications in the certificates evidencing (and the form of) the Shares as it deems necessary to reflect the substance of this Amendment, but no such modifications shall be necessary to reflect the substance of this Amendment.

5. Ratification and Confirmation. Except as specifically amended hereby, the Plan is hereby ratified and confirmed in all respects and remains in full force and effect.

6. Governing Law. This Amendment shall be governed by and interpreted in accordance with the laws of the State of New York (United States of America) without regard to principles of conflict of laws.

7. Headings. Section headings are for convenience only and shall not be considered a part of this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed, effective as of the date first written above.

MF GLOBAL HOLDINGS LTD.

By:	/s/ James Y. Ho
Name:	James Y. Ho
Title:	Assistant Secretary

Dated:	January 22, 2010